Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (1)

Net Income	$323	$64	$137	$316	$300
Equity in earnings of unconsolidated affiliates, net of distributions	(2)	(58)	8	8	13
Income taxes	188	371	246	187	187
Capitalized interest	(1)	(1)	(2)	—	(7)
	508	376	389	511	493

Fixed charges, as defined:

Interest	141	154	179	190	208
Capitalized interest	1	1	2	—	7
Interest component of rentals charged to operating expense	3	6	9	14	25
Total fixed charges	145	161	190	204	240

Earnings, as defined	$653	$537	$579	$715	$733

Ratio of earnings to fixed charges	4.50	3.34	3.05	3.50	3.05
         ___________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 is interest income of $-0-, $3 million, $3 million, $-0- and $1 million, respectively, which is included in income tax expense.